Filed by Camden Property Trust Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Summit Properties, Inc.
Commission File No.: 001-12792

     This filing relates to a proposed acquisition (the “Acquisition”) by Camden Property Trust (“Camden”) of Summit Properties, Inc. (“Summit”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 4, 2004 (the “Merger Agreement”), by and among Camden, Camden Summit, Inc. (formerly Camden Sparks, Inc.), a wholly owned subsidiary of Camden, and Summit, as amended pursuant to the terms of an Amendment No. 1 to such Merger Agreement dated as of October 6, 2004 (the “Amendment”). The Merger Agreement is on file with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Current Report on Form 8-K filed by Camden on October 5, 2004, and the Amendment is on file with the Commission as an exhibit to the Current Report on Form 8-K filed by Camden on October 7, 2004. Both the Merger Agreement and the Amendment are incorporated by reference into this filing.

     The following is a transcript of a conference call held on November 5, 2004 regarding Camden’s financial results for the quarter ended September 30, 2004:

CAMDEN PROPERTY TRUST
Third Quarter 2004 Earnings Conference Call
November 5, 2004 — 11:00 am Central Time

Operator:	Good day, ladies and gentlemen, and welcome to the Q3 2004 Camden Property Trust Earnings conference call. My name is Candace and I will be your coordinator for today. At this time, all participants are in a listen-only mode. We will be facilitating a question and answer session towards the end of this conference. If at anytime during the call you require assistance, please press star, followed by 0, and a coordinator will be happy to assist you. As a reminder, this conference is being recorded for replay purposes.

I would now like to turn the presentation over to your host for today’s call, Ms. Kim Callahan, Vice President of Investor

Relations and Strategic Planning at Camden Property Trust. Please proceed, ma’am.

Kim Callahan: Camden Property Trust
All right. Thank you. Good morning and thank you for joining Camden’s Third Quarter 2004 Earnings conference call. Before we begin, I’d like to advise everyone that we will be making forward-looking statements based on our current expectations and beliefs. These statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results to differ materially from expectations. Further information about these risks can be found in our filings with the SEC and we encourage you to review them.

As a reminder, Camden’s complete Third Quarter 2004 Earnings Release package is available in the Investor Relations section of our Website at www.camdenliving.com, and includes reconciliation to non-GAAP financial measures, which may be discussed on this call.

On the call today are Ric Campo, Camden’s Chairman and Chief Executive Officer; Keith Oden, President and Chief Operating Officer; and Dennis Steen, Chief Financial Officer. This morning we will cover the following topics: Our quarterly results, our pending merger with Summit Properties, our development program, property operations, and information on our financial results and guidance for the remainder of 2004.

At this time, I would like to turn the call over to Ric Campo.

Richard Campo: Camden Property Trust
Thank you, Kim. Our third quarter operating performance came in consistent with our expectations. The third quarter FFO was $0.76 per share, which was in line with the range of $0.75 to $0.80 that we provided last quarter. Same-property revenue increased sequentially from last quarter and from the third quarter of last year. Same-property NOI results were down slightly for the quarter at 0.9% down and were up 0.5% year-to-date. We expect 2004 full-year FFO to be between $3.18 and $3.30 per share; the high end of the range is dependent upon transaction income that will be completed in the fourth quarter.

We continue to see evidence of improving multifamily market fundamentals with 11 of our 16 markets experiencing revenue growth, both sequentially and on a year-over-year basis. Las Vegas, Phoenix, Orlando, and Charlotte have led the recovery, and Denver, Dallas, Austin, and Louisville have been slow to recover. The multifamily market recovery will continue to be linked to job growth in the local and national economy. We feel good about what’s going on in the economy right now but would like to see more job growth. Clearly the numbers announced this morning, the October and the revision to the September and August job numbers, are a move in the right direction.

As most of you already know, the highlight of Camden’s third quarter activity was the announcement of our merger with Summit Properties. We are excited about this transaction; it expands our footprint on the East Coast, it enhances our portfolio with apartment homes that have an average age of six years, and positions us in 19 of the 26 highest job growth markets projected for the next five years.

We believe the merger will provide our shareholders with one of the best multifamily platforms in the industry. We will be adding 14,000 high-quality apartment homes located in Washington D.C., Southeast Florida, Atlanta, Raleigh, and Charlotte. This merger, coupled with the planned sale and/or joint venture of approximately $500 million of existing Camden assets located primarily in our overweighted markets, accelerates our geographic diversification strategy, including our commitment to limit NOI contributions to single digits in every one of our markets. The merger provides us with the opportunity to complete our portfolio balancing strategic plan in a matter of months, compared to what would have normally taken five years to complete.

The work on the merger is progressing well and we are on schedule to close the transaction in the first quarter of next year. Our S-4 should be filed with the SEC before the end of the month.

As I mentioned earlier, Camden has started the process of marketing $500 million of existing assets for sale in our overweighted markets. We expect to sell approximately $100 million outright and contribute the remaining properties into a joint venture in which we would retain a 20% ownership interest. We expect that these transactions will close early next year.

Moving to development, leasing at Camden Harbor View remains brisk and the project is on track to stabilize around year-end. In the last three months, the community has gone from 69% leased and 66% occupied to 84% leased and 82% occupied with an average of 27 leases per month. Construction is still ongoing at three other communities — Camden Farmers Market II in Dallas, Camden Lago

Vista in Orlando, and Camden Westwind in Northern Virginia, with initial occupancy scheduled for early to mid-2005.

Camden’s current and future development pipeline, combined with Summit’s pipeline, will result in a $1.1 billion development pipeline to be staged over the next several years. Nearly $800 million of those developments will be located in key markets of Southern California, Southeast Florida, and the Washington D.C. area.

We are excited about the addition and the combination of Summit’s development and construction teams to ours. We have met with everyone on the Summit team and we are very impressed with the development pipeline the team has assembled. The Summit development, acquisition, and construction people are some of the best professionals in the industry that we’ve met. The value creation opportunity with the combined company’s larger operating platforms and the financial strength that we have will benefit all of our team members and our shareholders. We plan to announce new development starts from this pipeline after the merger closes. We’ll also be evaluating potential development joint ventures for some of these projects to provide financing.

I would like to thank all of Camden and Summit team members for their hard work and dedication during this important transition period. At this point, I’d like to turn the call over to Keith Oden, our President and Chief Operating Officer.

Keith Oden: Camden Property Trust	Thanks, Ric. In the course of reviewing transcripts of our last few quarterly conference calls, as well as those of several of our competitors, it’s clear from the prepared remarks as well as the Q&A that we may have collectively passed the point of diminishing returns, analyzing such topics as home sales, job growth, cap rates, concessions, Sarbanes-Oxley expenses, and hurricane costs. And while these topics will continue to affect our performance, I am hopeful that with our merger announcement, we’ve accomplished an objective that is also the title to my favorite Bonnie Raitt song, “Let’s Give ‘Em Something to Talk About.”

This merger is of great strategic importance to Camden’s future as it brings us very close to the geographic distribution and market balance that we’ve been pursuing for our 11 years as a public company. This platform allows us to focus our financial and intellectual capital on doing what we do best: creating value in core markets by participating in each phase of the real estate cycle, in markets with positive long-term investment attributes for multifamily housing.

Since our merger announcement with Summit, we’ve been focusing on defining activities that are essential to creating the foundation for a smooth transition once the merger closes. Specifically, we’ve assembled a transition team which consists of department heads including construction, development, accounting, human resources, IT, marketing, and training. They’ve been tasked with formulating a detailed transition plan specific to their functional areas. Their plans address both pre-merger and post-merger activities. Most importantly, we are currently in the process of making final staffing decisions on regional and corporate personnel.

During the week following the merger announcement, we visited each of Summit’s markets and met with every onsite, regional and corporate personnel to introduce them to Camden. In every case, we were impressed with the talented real estate professionals that we had the pleasure of meeting, the warm reception that we received, and the quality of the communities we toured. With regard to business integration, our two companies are a terrific fit, not only geographically but also in people, product, and business practice.

In merger lingo, the term “synergies” has come to be a euphemism for cost-cutting opportunities. It’s clear to me that this merger will create synergies of the old-fashion kind where the whole really is greater than the sum of the parts.

Now back to the business at hand, Camden’s third quarter results. The net results of our operating metrics for the quarter were positive, although we continue to experience cross-currents in some areas. For example, we were able to increase our occupancy rate over the second quarter from 94.3% to 94.8%, although this was partially offset by an increase in concessions. Our traffic increased 3% over the year-ago quarter, but the increase was less than the increase we saw over the first and second year-ago quarters. Overall, our traffic is up 8% on a year-over-year basis. Our net turnover ratio was up from the prior quarter at 65.4% versus 63.8% but was below the prior year quarter of 67%. Home purchases continue to be problematic as we experienced an all-time high of 23.8% of move-outs due to home purchases. Overall, we continue to believe that with regard to our portfolio performance, we are past the inflection point and in hindsight, 2004 will have been the low point in this cycle for operating performance.

Overall, same-property expenses were up 2.5% for the quarter as compared to the third quarter of 2003 and up by 2.6% year-over-year. This is in line with our original expectations for 2004. Sequentially, normal seasonality issues such as increased utility costs and higher repair and maintenance costs associated with the increased turnover typical for the third quarter, resulted in a 3.6% increase in expenses from the second quarter. Historical expense trends indicate that our fourth quarter run rate will be similar to second quarter results, so we expect that expenses will drop in the fourth quarter of 2004.

A look at our best markets year-to-date shows Orlando leading the pack with the top revenue and NOI growth in the portfolio. Las Vegas is rebounding nicely and places second best in revenue growth and third best in NOI growth. Our onsite teams in Tampa have capitalized on a more favorable market condition to produce the third best revenue growth in our company, and our Phoenix communities produced the second highest NOI growth.

We’ve had several inquires regarding any financial impact due to hurricane damage on our Florida communities. While we did have some damage from the hurricanes, we did not incur any material uninsured damages. However, we did have significant disruptions at most of our communities including power outages, extensive tree damage, and an enormous amount of debris removal. Despite all of these challenges, our Florida teams responded in an incredible fashion. Their commitment to meeting our residents’ needs was truly remarkable which allowed us to actually increase our occupancy rates in Florida by almost 2% from the second quarter of this year.

In October, we began the rollout of OneSite, our property management system that we co-designed and developed with Real Page. The rollout is a milestone we have had for our organization. The implementation has already streamlined business processes, increased employee effectiveness, reduced customer wait time, and increased customer response time on those communities that have the new system. Almost 30% of our portfolio will be on the new system by year-end and we expect to continue our rollout through the summer of 2005, which would include converting all of Summit’s communities.

I’ll now turn the call over to our CFO, Dennis Steen.

Dennis Steen: Camden Property Trust
Thank you, Keith. My comments this morning will focus on financial highlights for the third quarter, balance sheet and capital structure, 2004 guidance, and a reconciliation of third quarter results to fourth quarter guidance.

As Ric mentioned earlier, FFO for the third quarter was $0.76 per share, including a $0.02 per share charge for our preferred unit redemption. Excluding the preferred charge, FFO was $0.78 per share for the quarter, compared to $0.79 per share reported in the second quarter. The $0.01 decline in run rate compared to the previous quarter was due mostly to higher seasonal operating expenses and slightly lower income from fee and asset management, partially offset by 1.2% sequential increase in total property revenues.

Rental income was up both sequentially and year-over-year due to a pickup in occupancy levels and additional revenue earned from our development properties. Other property income also rose primarily due to additional utility billings and move-in fees. On fee income, management fees were unchanged compared to the last quarter and the third quarter of 2003, running at a rate of $400,000 to $450,000 per quarter. Development and construction fees were flat compared to the third quarter of 2003, but down from the prior quarter by $500,000. Fee income for the fourth quarter should be in line with third quarter levels.

On the expense side, total property expenses were up $1.7 million from the prior quarter due to normal seasonality in utility and repair and maintenance expenses. General and Administrative and Property Supervision costs remained relative stable quarter-to-quarter and are expected to be flat to slightly up in the fourth quarter.

Interest expense was relatively flat for the third quarter compared to the prior quarter, and it is expected to increase slightly in the fourth quarter due to slightly higher rates on our floating rate debt. As we discussed on last quarter’s call, Camden issued $100 million of Five-Year Unsecured Notes at 4.7% in July. In September, we took advantage of the opportunity to retire $58 million of 7.3% secured mortgage debt nearly 15 months early with no prepayment penalty. We also redeemed $35.5 million of 8.25% preferred units, incurring a $745,000 non-cash charge to expense original issuance cost. There are no debt maturities for the remainder of 2004 and all of 2005; however, in January 2005, we plan to redeem the remaining $17.5 million of Series C 8.25% preferred units and expense $360,000 relating to the original issuance cost. Our floating rate exposure ended the quarter at 25.6% of total debt, as we used our line of credit to fund the payoff of the higher rate mortgages and to redeem the preferred units in the last month of the quarter. We plan on reducing our floating rate exposure back down to the 20% level in the near-term.

Our leverage and coverage ratios remain strong and well within the range of a BBB/Baa2 investment-grade company and our ratings were recently affirmed by all three credit agencies. For the third quarter, EBITDA was 2.9 times interest expense and our total interest coverage ratio, including capitalized interest, was 2.6 times. Debt to market capitalization was 42.5% and approximately 89% of our assets are unencumbered.

As Ric mentioned, we expect 2004 FFO to be between $3.18 and $3.30 per share with fourth quarter FFO of $0.80 to $0.92 per share. Based on a $0.78 per share run rate in the third quarter, excluding the preferred charge, this represents a $0.02 to $0.14 increase for the fourth quarter. This increase will be achieved by the following: a $0.01 to $0.03 per share improvement in property revenues, a seasonal decline in operating expenses which is usually $0.03 to $0.05 per share, with the remainder dependent upon transaction-based income. We will provide 2005 guidance in December once property-level and corporate budgets are complete.

At this time, I would like to open the call up for questions.

Richard Campo:	Candace, you can go ahead and take questions now.

Operator:	Ladies and gentlemen, if you wish to ask a question please press star followed by 1 on your touchtone telephone. If your question has been answered or you wish to withdraw your question, please press star followed by 2. Please press star 1 to begin. Our first question comes from David Ronco of RBC Capital Markets. Please proceed.

David Ronco: RBC Capital Markets
Keith, a question on occupancy and concessions; obviously occupancy was up and so were concessions. You talked a little bit about that. Should I perceive that to mean that you guys are still buying occupancy and if so, what target occupancy level do you have before you really start trying to push rent a little bit?

Keith Oden:	Well, our working thesis has always been that 95% occupied is the magic number for us. In some of our markets in the quarter where we averaged more than 95%, we are in fact aggressively reducing concessions. The most obvious examples of that would be in Las Vegas and in Tampa.

So that really is the point at which we are aggressively trying to move our concession numbers. One of the things that you will see probably in the next two to three quarters in our numbers is that as we make progress on reducing the total number of concessions or the individual concessions per unit in some of our markets — and I’ll come back to that in just a second because there’s some good examples of that going on — the first objective is to stop pro-rating those concessions.

As we get to a condition where we’re less than one month free rent on an economic basis, we try very hard to flip those back to an upfront concession. So, on a run rate basis you may actually see our concessions in the near-term increase even though the level of embedded concessions is actually coming down in the aggregate. It’s a phenomenon that is actually good news in our portfolio because of our preference for upfront versus pro-rated concessions. The reality over the last year and a half to two years is that in most of our markets, the norm has been our competitors pro-rating all concessions. Some people still take that as an exclusive approach, but again, our strong preference is to get back to an upfront concession model where we can.

The most interesting example of that in our portfolio right now is actually what’s going on in Las Vegas. We just completed our budget reviews for next year, and one of the things that we spend a lot of time talking with our associates about was the change in the concessionary environment in Las Vegas where literally, in the last 12 to 18 months, we’ve come almost full cycle from upfront concessions to much greater pro-rated concessions back to a condition where we could get the upfront concessions to a point now where most of our Las Vegas communities on a current basis are not offering any concession.

And so again, it really get ties back to our underlying philosophy of maintaining higher market rents and filling the gap to market clearing price with concessions because it’s our strong belief that as these markets recover and I don’t think anybody would have foreseen, we certainly didn’t see the rapidity of the recovery in Las Vegas, where we’re back to a point now where we’re basically approaching market rents that were established 18 months ago with no concessions. And obviously, having a conversation with our renewing residents or new residents about a reduction in concessions as opposed to an increase in rents is a much more positive conversation.

David Ronco:	Okay, thanks. And then just a question on your fourth quarter guidance. You talked about the increase in revenues, seasonal decline in expenses. I know your same-store growth has been a little lumpy over the quarters this year. But I wonder if you had an outlook for fourth quarter on same-store NOI at this point?

Keith Oden:	We think we’ll still be at about the mid-point of our range for the year which we had established earlier this year, with our guidance of minus 2% to plus 2% same-store. We’re a little bit above the mid-point going into the fourth quarter. And if you look at the comparative from the fourth quarter of last year, I think the mid-point of that range still looks about the right place for us.

David Ronco:	Okay, thanks.

Keith Oden:	You bet.

Operator:	Our next question comes from Jordan Sadler of Smith Barney. Please proceed.

Jordan Sadler: Smith Barney	Hi, guys. Just following up on David’s question on concessions. What was the amount that it increased sequentially?

Keith Oden:	The sequential increase was about $500,000 or $4 per unit.

Jordan Sadler:	And what’s the total base now, $500,000 to what?

Keith Oden:	It was about $11.7 million to about $12.2 million for the quarter. And again, that’s comparing that to a pickup in revenues of half a point in the portfolio, which works out to about $2.4 million.

Jordan Sadler:	Okay. So if concessions are going down and you’re working hard in places like Tampa and Las Vegas to push them down, where are they going up? What’s offsetting this? Is it Houston and Dallas and Austin?

Keith Oden:	Those are three excellent guesses and the fourth would be Denver — Houston, Dallas, Austin, and Denver right now are still the most problematic as far as current levels of concessions and our ability to make much headway on bringing those down.

Richard Campo:	You know, Jordan, it’s all a function of job growth, where Dallas still has anemic job growth and Denver does primarily because of telecom and technology issues still going on in those markets. Houston this year has had about 25,000 jobs and it’s projected to grow to 50,000 to 75,000 jobs next year. So there is some light at the end of the tunnel in Houston and in Austin. Dallas and Denver are markets that definitely need to continue to get through technology and their tech business contractions before they’re going to start recovering.

Jordan Sadler:	Right, but you guys have done a pretty good job of keeping the occupancies up in places like Houston. I saw the sequential decline of about 1%. Was it just a blip or is something else going on there? I know we’re getting a little bit of job growth, but not much.

Richard Campo:	Well, not enough. You know, what happened in Houston is that we peaked with construction and Houston was the number one city in American for starts last year. Those starts are coming down significantly, which is great. What you’ve had is a late cycle supply blip that has caused Houston to not be able to absorb everything that’s being built at this point, and then created the concessionary aspects of the market.

But we think with the jobs that we are producing this year and with the jobs that should be produced next year, that Houston will recover pretty quickly between now and the middle of next year — towards the end of next year without having huge declines.

Jordan Sadler:	Okay. And then just also on the fourth quarter guidance, the transaction based income that’s going to be part of the sequential increase, what does that relate to? Is it Mezzanine?

Richard Campo:	It is. Part of it is Mezzanine and the other part of it is fee income associated with development properties and properties where we had hurdle rates for management fees on some of our properties that we sold.

Jordan Sadler:	Okay. I thought Dennis said that fee income would be flat sequentially.

Dennis Steen:	This income would be booked into Other Income. It wouldn’t be booked into our Fee and Asset Management Income. It’s transaction based and would go into Other Income.

Jordan Sadler:	Okay and are you adding Mezz? Is that what’s going on? Do you have some additional opportunities there? Is it just the one that you added during the quarter?

Richard Campo:	The Mezz business is actually very difficult right now, and there’s a lot of competition. We’re having a lot of trouble finding Mezz transactions that we believe the risks there work, and the relationship makes sense for us to put the money out.

There is some Mezz payoff money that could be coming in during the quarter that includes some additional payments on Mezz that we’ve already had out there.

Jordan Sadler:	Okay. Then could you maybe just speak to the progress you guys are making on the asset sales altogether and maybe if you’ve tightened up where the assets will be sold out of the markets specifically yet?

Richard Campo:	We’re making good progress. On the assets that are in the market for sale, we have offers on about 2/3 of the assets that are going to be sold outright. We have offers from multiple parties and are in the process of picking the buyers and negotiating sales contracts with those buyers on about 2/3 of the properties right now.

Jordan Sadler:	Where are those, Ric?

Richard Campo:	Those properties are in Las Vegas and in Tampa — two properties. And then on the joint venture area we have identified the properties. We have engaged Bank of America to help us market the portfolio. We have had discussions with probably six or seven different institutional partners already. We expect to have a marketing package out before Thanksgiving, and we expect then to have significant discussions with folks after Thanksgiving, before the end of the year.

We have identified assets that are primarily in Las Vegas, Houston, Dallas, Phoenix and Tampa. But the lion’s share of the portfolio is in Vegas, Houston, and Dallas.

Jordan Sadler:	Okay. Have you thought about in putting the package together the structure? Is that tight yet in terms of property management and asset management fees?

Richard Campo:	We think it’s pretty tight. We believe that the only real gap would be depending on how much debt is put on the portfolio, and that really depends upon the partner we have. We could have anywhere from 40% to 75% debt plus or minus. As far as the asset management fees and property management fees, they’ll be market fees. This is a core portfolio transaction, so the property management fees are likely to be around 3%, plus or minus. In terms of other fees, probably another $1 million of fees for services that we’d be bringing in.

Jordan Sadler:	And is there an asset management on top of that, or is that it — the $1 million?

Richard Campo:	No, that’ll be it. On a core portfolio, it’s going to be hard to get a lot of fee income.

Jordan Sadler:	Right.

Richard Campo:	We’ll have probably $2.5 million, plus or minus of fee income coming in. But the good news is we don’t have any real incremental cost associated with that, because all of the overhead for running those assets from a management perspective is already embedded in our run rate numbers. So any fee income is really 100 cents on the dollar from an earnings perspective.

Jordan Sadler:	Great, thanks.

Richard Campo:	Sure.

Operator:	Our next question comes from Lou Taylor of Deutsche Bank. Please proceed.

Lou Taylor:
Deutsche Bank	Thanks. My questions have been answered.

Operator:	Our next question comes from Ross Nussbaum of Banc of America Securities. Please proceed.

Karin Ford:
Banc of America	Hi, it’s Karin Ford here with Ross Nussbaum. Dennis, can you talk about why the Other Income line item went down this quarter given that it looks like your Mezzanine program was up slightly?

Dennis Steen:	Other Income for the quarter? One sec. Let me give you the last three quarters. Other income last quarter was $1.8 million. It actually went up to $1.9 million, so it was actually up slightly as we did fund an additional Mezz note this quarter. So we don’t show it coming down from second to third. We actually show it going up by a little over $100,000.

Karin Ford:	Okay. Secondly can you guys give us an update as you’ve been working towards the completion of the Summit merger. Do you have an update on your synergy estimate that you had given us a month or so ago?

Richard Campo:	We are right on schedule with all of our numbers in terms of the transition teams and work that we’ve done so far. We don’t expect to deviate from any of the numbers that we discussed so far in the merger discussion. We’re right on track.

Karin Ford:	Great, thank you.

Operator:	Our next question comes from Chris Pike of UBS. Please proceed.

Chris Pike:

UBS	Thanks a lot. Keith — concession question in a little different way. If I remember correctly I think the Summit portfolio effectively has a pro-rata concession portfolio. Is that correct for the most part?

Keith Oden:	In May of this year they changed their approach to basically a flat market pricing.

Chris Pike:	So it’s effective rent, so you pro-rata across the lease term?

Keith Oden:	That is correct.

Chris Pike:	So I guess if you guys are looking to push concessions up front with the sizeable portfolio, what’s the strategy in approaching that? Is it you’re going to try to do it more so when more of the units turn which will be spring of next year? I mean how do you tackle pushing concessions up front with such a large portfolio like that?

Keith Oden:	Well, there are really two pieces of that. One is that the entire pricing issue is not one that we will probably tackle as part of the transition. And the reason for that is that what you’ve just stated is there’s an embedded pricing mechanism that Summit’s using. And they appear to be using it quite effectively right now.

The bigger question for us and the bigger opportunity frankly is the roll out of our revenue management module that is part and parcel and fully integrated with the one-site system that’s being developed with Real Page. Our current indications from them are that the module is actually going to be available for testing in the first quarter of the year which would mean that by the time we complete the roll out in our entire portfolio, we would hope that it has been tested and is in a position to be rolled out, which totally redoes not only our approach but also Summit’s approach.

So the long answer to your question is that the current pricing approach in the Summit portfolio is probably not something that we’re likely to tackle as part of the transition because we’ve got a much bigger transition in terms of our approach to pricing with regard to revenue management.

Chris Pike:	So I guess just to make sure I’m clear, you’re really not going to be able to effectively remove that until a good majority of these leases start to turn anyway which won’t be until the middle part of ‘05.

Keith Oden:	Yes. But if you think about their approach, which is basically net effective pricing, across the board so far it looks like they’ve been able to make that net effective pricing stick. As long as the net effective pricing sticks then in their financial model as we roll it up there just wouldn’t be the concession. In our model we have the higher market rents versus in their model . . .

Chris Pike:	You just push the rents right up. I got you.

Richard Campo:	On a rolled up basis we’ll have to be for some period of time talking about our embedded concessions vis-à-vis market rents versus theirs with no embedded concessions, but we’ll be able to explain that to everyone’s satisfaction.

Chris Pike:	Okay, and then another big picture question for Ric. A homebuilder came out yesterday with some bad news in Southern California. Closings are down and I’m just wondering what are your thoughts given your Texas portfolio?

It seems like there’s quite a bit of single-family out there. There’s quite a bit of multifamily supply coming. You know, to the extent we do have a continued push up in rates, the ten-year is up significantly this morning, if the similar situation were to occur let’s say in the Texas markets where you have a push down in closings, how does that roll down to apartment rents? Does the tide go up and also come back down equally? I mean how would a reduction in home prices impact a supply ridden market like Texas on the apartment side?

Richard Campo:	Well, you talk about California and some of these other markets, clearly prices being soft in California and Vegas aren’t going to have a huge effect on the apartment market because of the big run ups. You know, 10% discounts off of 50%, 60%, 70% increases don’t really have much difference. And then if you look at Texas in general, Houston has had a very robust single-family home market here for a long time. I think that when you look at housing prices, housing prices have gone up here on average 5% per year. So we haven’t have had the big run up in home prices, no potential housing bubble going on in Texas at all, I don’t think.

You have a situation here where homebuilders are not discounting prices significantly in these marketplaces. At the end of the day because multifamily starts have fallen in all of the Texas markets significantly and job growth continues to ramp up in Houston, I don’t think it’s going to be a big problem.

I think fundamentally if you look at the cost associated to rent versus buy, we’re in a better position now than we have been for the last three or four years as a result of the rents coming down and as a result of costs going up for homebuilding and operating expenses for owing a home and so forth. As interest rates continue to rise, that will continue to put pressure on the rent versus buy decision. I don’t think that a market like Houston or Dallas is going to be severely negatively impacted by rising interest rates and homebuilders having more trouble selling homes.

Chris Pike:	Great, thanks a lot.

Operator:	Our next question comes from Craig Leupold of Green Street Advisors. Please proceed.

Craig Leupold:

Green Street Advisors	Hey, Dennis on the fourth quarter guidance of $0.80 to $0.92, I thought you said that property revenues should add $0.01 to $0.03 and a decline in property expense is at $0.03 to $0.05, which would be a $0.04 to $0.08 pickup versus the third quarter of $0.78.

Dennis Steen:	That’s correct.

Craig Leupold:	That would imply an $0.82 to $0.88 number just on core, ignoring the transaction stuff. What brings that number back down to $0.80?

Dennis Steen:	Just use the lower end of those ranges. If you say that the revenue is only $0.01 and with expenses we are at $0.02 to $0.03, that’s how we got to the bottom end of that range.

Craig Leupold:	Okay. On the transaction stuff, I know there was a question about this and you indicated Mezz loans and then fees on developments based on some hurdle rate. Is most of that just a timing issue? In other words, if it doesn’t happen in the fourth quarter, does it end up happening in the first quarter? I’m assuming from the Mezz loan standpoint it’s originations, but I’m trying to understand the development portion more.

Richard Campo:	It’s actually not development. It’s more incentive managed fees on properties we manage that potentially are going to be sold and therefore the Mezz associated with those properties and the incentive management fees would be realized. We believe that it is a timing issue and that it either happens in the fourth quarter or the first quarter, but more likely in the fourth quarter. That’s why we have it in our numbers.

Craig Leupold:	Roughly how much of the pick up of getting to the high end would be new Mezz loan originations versus that incentive fee?

Richard Campo:	The total number is about $0.06 per share between the two.

Craig Leupold:	Right, and it is it about half and half?

Richard Campo:	It’s probably about half and half, yes.

Craig Leupold:	Okay. Ric, can you comment on the sales — both the outright sale and the JV formation — that’s in addition to the roughly $100 to $120 million of asset sales that are occurring at Summit?

Richard Campo:	That’s correct.

Craig Leupold:	Okay. Any better sense as to where cap rates might be in terms of the JV formation and the outright sales of the $100 million?

Richard Campo:	The cap rates on the JV just remain to be seen. If you look at what’s been happening in the public markets with the Cornerstone transaction and other public high profile deals that have been out there, we expect the cap rate to be 6.0% or less on the JV. On the other assets I think since these are older, non-core assets, it’s probably in the 6.25% to 6.50% range.

Craig Leupold:	Okay, so not much of a give up versus what you’re buying Summit at or merging in?

Richard Campo:	No, and the $100 million was always going to be sold anyway. When you look at the $100 million, the $100 million was on the market before we decided we were going to do the Summit deal. On the $100 million, we could have put higher quality assets like we’re doing in the joint venture to balance the merger math, but we were going to sell those assets anyway because they just needed to be sold.

Craig Leupold:	Okay. And then last question, you mentioned the more difficult environment for Mezzanine financing. Does that mean that you’re not interest in playing given today’s structures? Are you reevaluating whether you lower your hurdle rates in terms of new Mezz loans?

Richard Campo:	Well we’ve already lowered our hurdle rates. When we started out we were doing 18% Mezz, and now we’re down to 10%. When you get down to looking at the risk-reward relationship between Mezzanine, which I look at quasi-equity, and you get single-digit returns, I just start having trouble with those numbers. So, I think the short answer is I probably won’t reduce our hurdle requirements to single-digit levels. If we can’t change the program to allow us to get double-digit yields on these, we probably won’t be in that business.

Craig Leupold:	Okay. Have the structures changed in terms of where you are in terms of an ultimate loan to value on the Mezz pieces, or is it more just a rate issue?

Richard Campo:	It’s more of a rate issue. There are Mezz loans that go up as high as 97% financing, and I’ve also seen deals with 10% to 15% of equity in the deal where you’re taking the position between the first mortgage and that equity position. Rates vary, but I’ve seen deals out there at the 95% to 97% level at 600 over LIBOR. Those numbers just don’t make sense for us.

Craig Leupold:	Okay great. Thank you.

Richard Campo:	Sure.

Operator:	Our next question comes from Andrew Rosivach at CSFB. Please proceed.

Andrew Rosivach:
CSFB	Hi everyone. This all gets confused by the merger, which is some of it, but you ended the quarter with a line balance of $344 million. I know you haven’t given ‘05 guidance yet, and the merger impacts that. Would it be appropriate in our models to assume that you’re either going to deliver through asset sales as you’ve already mentioned, or do some term-out in order to bring that line balance down?

Richard Campo:	We will definitely be lowering our floating rate debt exposure. Right now it’s at 25%, and we’re using the line to do that. So we will be terming some of that out, absolutely.

Andrew Rosivach:	Okay. That’s it for me. Thanks guys.

Operator:	Our next question comes from Asad Kazim of RREEF. Please proceed.

Asad Kazim:
RREEF Securities	Hey guys. If you’re expecting Vegas to start performing well and it has been performing well, why sell those assets into the joint venture?

And then just a second question — with rates going up and today is one indicator — does it change your philosophy on how to fund the Summit merger vis-à-vis debt and equity going forward?

Richard Campo:	First part of the question. Las Vegas is doing better, and the fundamental strategy that we have is to continue to lower our exposure in markets to single digits. In order to do that we need to sell assets in Houston, Dallas and Las Vegas into the joint venture. The good news is that Las Vegas is a very attractive market from a growth perspective, so we should be able to realize very good pricing on those assets. So on the one hand we’re going to get good pricing we think and continue to lower our exposure in markets we want to lower our exposure in.

As far as rates going up and having an impact or change on our fundamental financing mechanism for the Summit transaction, rates have been as low as the ten-year at 3.95% and as high as 4.5% or 4.47% during the process. We’ve built into our model higher rates than we have today. We expect no changes to the funding mechanism or the structure of our Summit transaction, and we’ve got reasonable tolerance for rate increases built into the model.

Asad Kazim:	Great, thanks so much.

Operator:	Again, if you would like to ask a question please press star followed by 1 on your touchtone telephone. Ladies and Gentlemen, this concludes the question and answer portion of today’s call. I will now turn your presentation back to Mr. Campo for closing remarks.

Richard Campo:	We appreciate everybody’s involvement in the call today, and we will talk to you sometime in December about 2005.

I just want to make sure that I say this one more time to our transition teams and all of our folks in the field. We just need to keep our heads down and shoulder to the market, and we really appreciate all of the support and help that all of our people in the field at both Summit and Camden are having and helping to get this transition process done and the merger completed.

Thank you very much.

Operator:	Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Have a great day.

END

Edited for Readability

In addition to historical information, this presentation contains forward-looking statements under the federal securities law. These statements are based on current expectations, estimates and projections about the industry and markets in which Camden operates, management’s beliefs, and assumptions made by management. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties which are difficult to predict.

Camden Property Trust is a real estate company engaged in the ownership, development, acquisition, management and disposition of multifamily apartment communities. Camden owns interests in and operates 145 properties containing 52,008 apartment homes in the Sunbelt and Midwestern markets from Florida to California. Upon completion of three properties under development, the Company’s portfolio will increase to 53,122 apartment homes in 148 properties.

For additional information, please contact Camden’s Investor Relations Department at (800) 922-6336 or (713) 354-2787 or access our website at http://www.camdenliving.com.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of Summit with and into a wholly owned subsidiary of Camden, Camden and Summit intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CAMDEN AND

SUMMIT ARE URGED TO READ THE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CAMDEN, SUMMIT AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Camden or Summit with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Camden by directing a written request to Camden Property Trust, 3 Greenway Plaza, Suite 1300, Houston, TX 77046, Attention: Investor Relations, and free copies of the documents filed with the SEC by Summit by directing a written request to Summit Properties Inc. 309 East Morehead Street, Suite 200, Charlotte, NC 28202, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Camden, Summit and their respective executive officers, trust managers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Camden and Summit in connection with the merger. Information about those executive officers and trust managers of Camden and their ownership of Camden common shares is set forth in the proxy statement for Camden’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 30, 2004. Information about the executive officers and directors of Summit and their ownership of Summit common stock is set forth in the proxy statement for Summit’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Camden, Summit and their respective executive officers, trust managers and directors in the merger by reading the proxy statement and prospectus regarding the merger when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.